Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488

July 12, 2024

Via EDGAR

Eranga Dias
Geoffrey Erlanger

Division of Corporation Finance\Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Tradewinds Universal Acceleration Request for Registration Statement on Form S-1 File No. 333-276233

Dear Eranga Dias and Geoffrey Erlanger

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tradewinds Universal (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 17, 2024, at 10:00 a.m., Eastern Time or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ Andrew Read, President Tradewinds Universal